Mail Stop 6010

March 9, 2007

Jeff Finkelstein
Chief Financial Officer
SmarTire Systems Inc.
150-13151 Vanier Place
Richmond, British Columbia V6V 2J1

> **Re:** **SmarTire Systems Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed February 20, 2007**
> **File No. 333-139887**

Dear Mr. Finkelstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 8

1. We note your responses to the prior comments. Given the nature and size of your transaction, we are unable to agree that the transaction being registered is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i). Because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a registration statement before the time that the selling stockholders convert the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register a primary offering, identify the selling stockholders as underwriters in the registration statement, and include the fixed price at which the underwriters will sell the securities for the duration of the offering.

2.	Please disclose your responses to prior comments 2 and 11.

3.	Please disclose in the prospectus the information requested by prior comment 3.

4.	Please expand the disclosure to include the tabular disclosure provided in your response to the first paragraph of prior comment 5. Also, expand the disclosure to include your response to the second paragraph of prior comment 5.

5.	Please expand the disclosure to include your response to prior comment 8 that you do not have a reasonable basis to believe that you will have the financial ability to make all payments on the securities.

6.	Please refer to prior comment 10. Please be advised that the number of shares registered should be a good faith estimate of the number of securities underlying the convertible notes. Please show us how you determined that the number of shares you registered is a good faith estimate of the number of securities underlying the convertible notes. For example, what specific assumptions did you make regarding the occurrence of future events which will increase the number of shares underlying each instrument? How did you evaluate the reasonableness of the occurrence of those events?

7.	Please refer to prior comment 13. Please tell us how you determined the number of shares in the first column of the table.

Exhibit 5

8.	We note that the document you filed as exhibit 5 indicates that the questions British Columbia law are covered by an opinion of another legal counsel. Regulation S-K Item 601(b)(5) requires that you file an opinion on the legality of the securities under the laws of the jurisdiction in which you are incorporated. Therefore, please file the opinion from the counsel that addressed the questions of British Columbia law. As a related matter, please ensure that you have filed as an exhibit to your registration statement your articles of incorporation as amended to reflect your current jurisdiction of incorporation.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Thomas P. Gallagher, Esq.